Avalon Oil & Gas, Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN  55415

February 21, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	Comment Letter dated February 12, 2013 with respect to Avalon Oil & Gas, Inc.’s (the “Company”) Form 10K for the Fiscal Year Ended March 31, 2011, filed July 13, 2012 File No. 1-12850

Dear Ms. Kim:

Please be advised that the Company intends for respond to your letter dated February 12, 2013 (the “Letter”) with respect to the Company’s Form 10K for the Fiscal Year Ended March 31, 2012, or prior to March 29, 2013.

The Company believes that this is the additional time to respond to the Letter is necessary to allow sufficient time for the Company to provide the information you have requested.  The Company believes that the additional time until March 29, 2013, will allow the Company to prepare responses to the Letter.

Please contact the undersigned if you have any questions.

Very truly yours,

Avalon Oil & Gas, Inc.

By:	/s/ Kent Rodriguez
Chief Executive Officer